EXECUTION COPY

02047014

PE
9/4/02

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2002

AXA
(Translation of registrant's name into English)

25, Avenue Matignon
75008 Paris, France
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes ____ No X

If "yes" is marked, indicate below this file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A

Number of pages 12

Exhibit Index is on page 4

INCORPORATION BY REFERENCE

The registrant's press release dated September 2, 2002 furnished under cover of this Form 6-K is incorporated by reference into the registrant's (i) Registration Statement on Form F-3 (File No. 333-12956), (ii) Registration Statement on Form S-8 (File No. 333-12944) and (iii) Registration Statement on Form S-8 (File No. 333-9212).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AXA
(Registrant)

Name: Gérard de La Martinière
Title: Member of the Management Board
Group Executive President, Finance
Control and Strategy

Date: September 3, 2002

EXHIBIT INDEX

Exhibits	Description	Sequential Page No.
1	Press Release dated September 2, 2002	5

September 2, 2002

AXA REPORTS OPERATING EARNINGS[1] OF EURO 1.02 BILLION FOR HALF YEAR 2002, UP +17%

- **Solid performance of AXA's businesses:**
  - **Operating earnings increased 17% to Euro 1.02 billion from Euro 0.88 billion in first half 2001**
  - **Adjusted earnings[2] decreased by 25% to Euro 1.15 billion from Euro 1.54 billion in first half 2001**
  - **Net income was Euro 0.84 billion, compared to Euro 1.22 billion in first half 2001**
  - **Gross revenues rose 5%, on a comparable basis, to Euro 40.1 billion**
  - **Assets under management were down to Euro 794 billion from Euro 906 billion[3] at year-end 2001**
  - **Property & Casualty combined ratio improved 5 points to 106% compared to first half 2001**

- **Strong resilience of AXA's balance sheet strength:**
  - **Net Asset Value[4] per share was down only 13% to Euro 15.7 from year-end 2001**
  - **Gearing ratio improved to 47%, down 2 points from year-end 2001 level and down 16 points from year-end 2000 level**
  - **The AXA Group's European consolidated solvency margin is 179% based on June 30, 2002 estimates**

[1] Operating earnings are adjusted earnings, excluding net capital gains attributable to shareholders and claims associated with September 11, 2001 terrorist attacks.
[2] Adjusted earnings represent net income before the impact of exceptional operations (none in both periods) and goodwill amortization.
[3] Starting January 1, 2002, assets under management from Alliance Capital's unconsolidated affiliates have been excluded (Euro 4 billion as of 12/31/01).
[4] Including equalization reserves.

Paris – Today, AXA reported first half 2002 operating earnings up 17% to Euro 1,022 million from Euro 876 million in first half 2001. Adjusted earnings decreased 25% to Euro 1,146 million from Euro 1,538 million in the first half of 2001.

Euro	1H 2002 million	1H 2001 million	Change	1H 2002 per share[5]	1H 2001 per share[5]	Change
Operating Earnings	**1,022**	**876**	**+17%**	**0.58**	**0.50**	**+16%**
September 11 impact	- 89	--		-0.05	--	
Net capital gains	213	662		0.12	0.37	
Adjusted Earnings	**1,146**	**1,538**	**- 25%**	**0.65**	**0.87**	**- 25%**
Goodwill amortization	-309	-316		-0.17	-0.18	
Exceptional operations	--	--		--	--	
Net income, Group share	**837**	**1,222**	**- 32%**	**0.48**	**0.69**	**- 31%**

"Operating earnings increased by 17%," said Henri de Castries, AXA Chief Executive Officer, "as a result of a very strong Property & Casualty operating performance that offset the weaker, though resilient, Life & Savings and Asset Management operating results. This demonstrated the strength of our activities and the importance of their complementarity. The road remains difficult but we are more than ever focusing management attention and efforts in the right direction."

ADJUSTED EARNINGS AND NET INCOME, GROUP SHARE

Net income, Group share, for the first half 2002 decreased 32% to Euro 837 million from Euro 1,222 million for the same period last year.
Goodwill amortization was stable compared to first half 2001.
There were no exceptional operations, neither in first half 2002 nor in first half 2001.

Adjusted earnings for the first half 2002 were Euro 1,146 million compared to Euro 1,538 in the first half 2001. This 25% decrease was due to an upward revision of Euro 89 million to the claims associated with September 11 attacks and to lower capital gains attributable to shareholders, in particular because of a Euro 225 million valuation allowance for equity impairments, net Group share, partly offset by a 17% increase of the operating earnings to Euro 1,022 million.

CAPITAL GAINS

Net capital gains attributable to shareholders were Euro 213 million in the first half of 2002, compared to Euro 662 million in the same period last year. This year, net capital gains included Euro 225 million, net Group share, of valuation allowances for impairment on equity securities, which have been limited thanks to hedging strategies put in place on specific equity investments.

Before valuation allowances, the Group had harvested Euro 437 million of capital gains. These gains came from the sale of selected equity investments and real estate. There were no net capital gains on fixed income securities, as the normal harvesting of the portfolio offset losses on distressed bonds.

[5] Diluted.

Cost of September 11 events

As a consequence of the complexity of the claims process and of the lag in reporting from ceding companies, the International Insurance segment revised upward its best estimate liability for September 11, 2001 events and has increased its reserves by Euro 89 million, net of tax and reinsurance.

First half 2002 operating earnings

Operating earnings increased by 17% to 1,022 million from Euro 876 million, with a very strong Property & Casualty operating performance offsetting the decrease in Life & Savings and Asset Management operating results.

Euro million	**1H 2002**	**1H 2001**	**Change**
Life & Savings	888	902	- 2%
Property & Casualty	228	117	+94%
Asset Management	147	166	- 12%
International Insurance	(28)	8	--
Other Financial Services	36	16	+127%
Holdings	(249)	(334)	--
Total	**1,022**	**876**	**+17%**

Life & Savings operating earnings decreased 2% to Euro 888 million. The resilience of this activity stemmed from better operating results mainly in France and the United States, which offset lower operating results in the United Kingdom, Japan, Belgium and Germany.

Investment margin, excluding net capital gains, decreased in most countries, as lower investment income was only partially offset by lower crediting rates paid to policyholders. Despite growing general account assets, the decrease in fixed income yields pushed down investment income, except, in particular, in France and Belgium.
France benefited from increased investment income on real estate in the first half of 2002.
Belgium's growing general account assets overcame the decrease in fixed income yields.
Japan investment margin decrease was due to the restructuring of its bond portfolio in first half 2001, which increased its holding in low-risk bonds and, consequently, led to a lower investment income in the first half of 2002.
In Hong Kong, the increase of the equity weighting in the investment portfolio mix compared to last year penalized the investment income.

Fees and revenues decreased in all major countries, except Germany and Australia/New Zealand, in line with the decline in separate account assets due to falling equity markets.
Germany's fees and revenues increase was driven by the strongly growing unit-linked business, while Australia/New Zealand expanded its servicing business, in particular with the acquisition of Sterling Grace in November 2001.

Technical margin remained fairly stable as a better mortality experience on Life products was offset by higher mortality risks on Annuity products. Japan was negatively impacted by a lower surrender margin, as actual surrenders decreased compared to first half 2001, while Australia benefited from an improved claims experience in the Income Protection business.

Expenses decreased in most countries as a consequence of expense reduction programs, reduced strategic spending and the absence of severance costs (United States).

Income tax expense benefited in the first half of 2001 from the impact of the German tax reform in the form of the release of deferred tax liabilities on equity investments. It was not repeated in 2002.

Property & Casualty operating earnings were Euro 228 million, nearly double their first half 2001 level, owing to a 5.1 point improvement in the combined ratio to 105.8% from 110.9% in the first half of 2001, and despite the fact that Germany benefited in first half 2001 from Euro 114 million, net Group share, of released deferred tax liabilities as a consequence of the tax reform.
All the operating entities contributed to this significant achievement through reduction of the loss ratio, owing to lower losses in first half 2002, important tariff increases, stricter underwriting and cancellations of policies.
The current accident year loss ratio improved 3.9 points to 80.0%, and the all accident year loss ratio improved 5.4 points to 77.0%.

The reserves to earned premiums ratio gained 4 points from June 30, 2001, to 214 points at June 30, 2002, demonstrating that the 5.1 point combined ratio improvement from June 30, 2001 was not done at the expense of balance sheet strength.

Asset Management operating earnings were Euro 147 million, down 12% from first half 2001, with the decrease at Alliance Capital offsetting AXA Investment Managers growth. Alliance Capital lower operating earnings resulted from lower distribution revenues and advisory fees, in line with lower average Assets Under Management (AUM), down 3%, and flat expenses, as lower promotion expenses were offset by higher Sanford Bernstein deferred compensation expenses. AXA Investment Managers grew its operating earnings owing to higher performance fees and management fees, stemming from higher average AUM (up 3%), and despite increased expenses related to business growth.

AUM managed by Alliance Capital and AXA Investment Managers decreased 13% to Euro 686 billion as net long-term inflows of Euro 14 billion, across all distribution channels, were more than offset by market depreciation of Euro 50 billion, negative currency impact of Euro 63 billion and outflows of Euro 6 billion in short-term cash management at Alliance Capital.

International Insurance operating earnings were a loss of Euro 28 million versus a gain of Euro 8 million in the first half of 2001, as the purchase of additional protections, lower investment income and higher effective tax rate, were partly offset by strong improvement of the attritional loss ratio.

Higher premium rates, tighter underwriting, absence of significant losses in the first half of 2002 and major cancellations in marine and casualty business on the reinsurance side, as well as a better claims experience on the insurance side, contributed to an attritional all accident year loss ratio improving to 69.6% from 79.7% in first half 2001.
Excluding the upward revision of the cost of September 11 attacks, the combined ratio improved 2.6 points to 110.5% from 113.1% in first half 2001 owing to better loss and expense ratios, and despite the additional cost of covers.

Other Financial Services operating earnings increased by Euro 20 million to Euro 36 million in first half 2002, mainly due to AXA Bank Belgium where commercial margins increased as a result of a strong development of treasury activities on foreign currencies.

Holdings experienced an improvement in operating earnings to Euro –249 million from Euro –334 million in the same period last year, mainly driven by lower interest charges and reduced management expenses.

NET ASSET VALUE AND GEARING

As a result of a continued monitoring of the financial structure, AXA's gearing (total debt to equity ratio) was 47%, down 2 percentage points from year-end 2001 level and down 16 points from year-end 2000 level. Debt was reduced by Euro 1.4 billion since December 31, 2001, owing to reimbursements and positive impact from exchange rates.

Group Net Asset Value[6] ("NAV") decreased by 13% to Euro 27.2 billion, or Euro 15.7 per share, in very difficult market conditions. Most of the fall can be attributed to:

- lower unrealized capital gains (representing 6 points of NAV fall),
- Alliance Capital lower share price (4 points), and
- exchange rate fluctuations (3 points).

Excluding Alliance Capital, gross unrealized capital gains were Euro 5.8 billion, down 43% from year-end 2001 level, of which:

- 31 points related to equity investments, as a consequence of falling markets,
- 10 points due to fixed income securities, in line with the aging of the portfolio and a moderate widening of corporate spreads in Europe, and
- 2 points from real estate, primarily due to the sale of a property in the United States.

The AXA Group's European consolidated solvency margin is 179% based on June 30, 2002 estimates.

OUTLOOK FOR FULL YEAR 2002

AXA confirms its cost savings program target, and its 2003 combined ratio target of 104%.

The Group's Life & Savings and Asset Management activities should continue to show some resilience versus 2001 if financial markets stabilize at their end-of-August levels. However we remain prudent in our outlook for Life & Savings and Asset management operating performance in the second half of the year because of the volatility and unpredictability of financial markets.

[6] Including equalization reserves (Euro 397 million as of 06/30/02 and Euro 389 million as of 12/31/01).

Information about the Results' Presentations

Tomorrow, members of AXA senior management across its major operations will join AXA CEO Henri de Castries to discuss these results for the Group and its global operations at conferences in :

- **Paris in the morning**. The conference will also be accessible through a live Webcast and a conference call. The Webcast will begin at 8:15 am in Paris (2:15 am in New York, 7:15 am in London). A slide presentation will accompany the event. Go to www.axa.com 10-15 minutes prior to the event to join the Webcast or to obtain investor material. The conference call access number is 44.20.8240.8245 and the replay number is 44.20.8288.4459, access code 693302.

- **London in the afternoon**. The conference will also be accessible through a conference call. The conference will begin at 3 pm in London (10 am in New York, 4 pm in Paris). The conference call access numbers are 44.20.8240.8240 for European callers and 1.703.871.3026 for American callers, and the replay numbers are 44.20.8288.4459, access code 238792, for European callers and 1.703.736.7336, access code 238792, for American callers.

About AXA

AXA Group is a worldwide leader in financial protection and wealth management. AXA's operations are diverse geographically, with major operations in Western Europe, North America and the Asia/Pacific area. AXA had Euro 906 billion in assets under management as of December 31, 2001 and reported revenues of Euro 75 billion and operating earnings of Euro 1,533 million for 2001. For the first six months of 2002, revenues were Euro 40 billion and operating earnings were Euro 1,022 million. As of June 30, 2002, assets under management were Euro 794 billion. The AXA ordinary share is listed and trades under the symbol *AXA* on the Paris Stock Exchange. The AXA American Depository Share is also listed on the NYSE under the ticker symbol *AXA*.

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This press release is also available on AXA Group web site: www.axa.com

Investor Relations:

Matthieu ANDRE :	+ 33 1.40.75.46.85
Caroline PORTEL:	+ 1.212.314.6182
Marie-Flore BACHELIER :	+ 33 1.40.75.49.45

Media Relations:

Christophe DUFRAUX :	+33.1.40.75.46.74
Barbara WILKOC :	+1.212.314.3740
Clara RODRIGO :	+33.1.40.75.47.22

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained herein are forward-looking statements including, but not limited to, statements that are predications of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and AXA's plans and objectives to differ materially from those expressed or implied in the forward looking statements (or from past results). These risks and uncertainties include, without limitation, the risk of future catastrophic events including possible future terrorist related incidents. Please refer to AXA's Annual Report on Form 20-F for the year ended December 31, 2001 for a description of certain important factors, risks and uncertainties that may affect AXA's business. AXA undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information, future events or circumstances or otherwise.

I-CONSOLIDATED REVENUES

Net of inter-company eliminations

Euro million	1H 2002	1H 2001	Change	Change on a comparable basis
TOTAL	**40 142**	**38 961**	**+3.0%**	**+4.8%**
Life & Savings	**25 112**	**24 519**	**+2.4%**	**+3.9%**
United States	6 456	5 966	+8.2%	+7.8%
France	5 277	5 684	- 7.2%	- 6.6%
United Kingdom	4 938	4 589	+7.6%	+7.0%
Japan	2 897	2 936	- 1.3%	+9.4%
Germany	1 487	1 418	+4.9%	+4.9%
Belgium	862	870	- 0.9%	- 0.9%
Other countries	3 197	3 056	+4.6%	+6.6%
Of which Australia / New Zealand	*1 034*	*1 056*	*- 2.1%*	*- 0.2%*
Of which Hong-Kong	*498*	*578*	*- 13.8%*	*- 14.3%*
Property & Casualty	**8 826**	**8 716**	**+1.3%**	**+4.7%**
France	2 432	2 292	+6.1%	+6.1%
Germany	1 809	1 932	- 6.4%	- 2.6%
United Kingdom	1 458	1 307	+11.6%	+8.6%
Belgium	734	697	+5.3%	+5.3%
Other countries	2 392	2 488	- 3.9%	+6.9%
Asset Management	**1 873**	**1 866**	**+0.4%**	**- 0.2%**
Alliance Capital	1 541	1 625	- 5.2%	- 3.9%
AXA Investment Managers	332	233	+42.8%	+21.7%
National Mutual Funds Mgt*	-	8	NA	NA
International Insurance	**3 828**	**3 265**	**+17.2%**	**+17.4%**
AXA Corporate Solutions	3 627	3 073	+18.0%	+17.8%
Assistance	201	188	+7.0%	+12.6%
Other transnational activities	0	4	NA	NA
Other Financial Services	**503**	**594**	**- 15.4%**	**- 12.0%**

* National Mutual Funds Management is reported in the Life & Savings activities of Australia/New Zealand starting January 2002.

II-CONSOLIDATED EARNINGS
AFTER TAXES AND MINORITY INTERESTS

Euro million, except EPS in Euro	Adjusted earnings 1H 2002	Adjusted earnings 1H 2001	Net Income 1H 2002	Net Income 1H 2001
Life & Savings	846	996	693	859
Property & Casualty	278	450	224	378
Asset Management	148	167	51	70
International Insurance	(42)	31	(46)	27
Other Financial Services	47	36	45	31
Holdings	(131)	(143)	(131)	(143)
Total	**1,146**	**1,538**	**837**	**1,222**
Diluted EPS	***0.65***	***0.87***	***0.48***	***0.69***

Euro million	1H 2002	1H 2001	change
TOTAL Operating earnings	**1,022**	**876**	**+17%**
Life & Savings	**888**	**902**	**- 2%**
United States	328	295	+11%
France	221	185	+20%
United Kingdom	155	168	- 8%
Japan	55	69	- 20%
Germany	7	18	- 62%
Belgium	25	35	- 29%
Other Countries	97	132	- 27%
Of which Australia / New Zealand	*46*	*20*	*+130%*
Of which Hong-Kong	*27*	*43*	*- 36%*
Property & Casualty	**228**	**117**	**+94%**
France	124	74	+67%
Germany	37	122	- 70%
United Kingdom	(39)	(41)	--
Belgium	44	(20)	--
Other Countries	62	(17)	--
Asset Management	**147**	**166**	**- 12%**
Alliance Capital	114	138	-18%
AXA Investment Managers	33	27	+23%
National Mutual Funds Management	-	1	--
International Insurance	**(28)**	**8**	**--**
Other Financial Services	**36**	**16**	**+127%**
Holding Companies	**(249)**	**(334)**	**--**